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                                                                                                             EXHIBIT 11

                             WINFIELD CAPITAL CORP.

               STATEMENT OF COMPUTATION EARNINGS (LOSS) PER SHARE





                                                                                 YEARS ENDED MARCH 31,
                                                                 ------------------------------------------------------
                                                                       1998                1997             1996
                                                                 -----------------  ----------------   ----------------
Basic and diluted (loss) earnings per common share

Net (loss) earnings available for common stock
  equivalent shares deemed to have a dilutive effect ..........   $ (1,984,474)        $  344,552        $  (452,093)
                                                                  ============         ==========        ===========


(Loss) earnings per common share
  Basic .......................................................   $      (0.40)        $     0.07        $     (0.13)
                                                                  ============         ==========        ===========

  Diluted (A) .................................................   $      (0.40)        $     0.07        $     (0.13)
                                                                  ============         ==========        ===========

Shares used in computation:
  Basic:
    Weighted average common shares ............................      5,023,361          5,023,361          3,484,630
                                                                  ============         ==========        ===========

  Diluted:
    Weighted average common shares ............................      5,023,361          5,023,361          3,484,630
    Common stock equivalents                                           (A)                191,932            (A)
                                                                  ------------         ----------        -----------

                                                                     5,023,361          5,215,293          3,484,630
                                                                  ============         ==========        ===========
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(A)  For the years ended March 31, 1998 and 1996 the fully diluted earnings per share would be anti-dilutive and was not considered.

                                     RISKS

     Pursuant to Section 64(b)(1) of the Investment Company Act of 1940, we are required to advise you annually that Winfield Capital Corp. (the "Company") is engaged in a high risk business. Loans and other investments to small business concerns are extremely speculative. Most of such concerns are privately held. Even if a public market for the securities of such concerns exists, the loans and other securities purchased by the Company are often restricted against sale or other transfer for specified periods of time. Thus, such loans and other investments have little, if any, liquidity, and the Company and you, as its shareholders, must bear significantly larger risks, including possible losses on such investments, than would be the case with traditional investment companies.

     In addition, the Company's capital structure includes a large amount of debt securities, mostly debentures issued to the Small Business Administration at fixed interest rates. Therefore, unless and until the Company is able to invest all or substantially all of the proceeds from such debt securities at interest and/or other returns that substantially exceed the carrying costs of such debt securities, its operating results will be adversely affected, and that can be expected to have a depressant effect on the market value of the Company's shares of common stock.